

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





03057991

No Act
P.E. 4-2-03
0-16752

May 1, 2003

Jon E. Jensen
Call, Jensen & Ferrell
610 Newport Center Drive, Suite 700
Newport Beach, CA 92660

Act 1934
Section
Rule 14A-8
Public Availability 5/1/2003

Re: Medstone International, Inc.
Incoming letter dated April 2, 2003

Dear Mr. Jensen:

This is in response to your letter dated April 2, 2003 concerning the shareholder proposal submitted to Medstone by Michael M. Berns. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael M. Berns
1617 Emerald Bay
Laguna Beach, CA 92651

CALL, JENSEN & FERRELL

A PROFESSIONAL CORPORATION

LAWYERS

610 NEWPORT CENTER DRIVE, SUITE 700
NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE (949) 717-3000
FACSIMILE (949) 717-3100
www.calljensen.com

April 2, 2003

OUR FILE NUMBER
CYT01-01



SEC MAIL PROCESSING
RECEIVED
APR 0 3 2003
WASH, D.C.
187
SECTION

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Medstone International, Inc.
Shareholder Proposal Submitted by Michael M. Berns
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of Medstone International, Inc. ("Medstone" or the "Company"), we respectfully request the confirmation of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Medstone's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Company's 2003 Annual Meeting of Shareholders is scheduled for July 24, 2003. The Company intends to file its definitive proxy materials with the Commission on or after June 23, 2003.

Mr. Michael M. Berns, a shareholder of Medstone ("Proponent"), has submitted for inclusion in the 2003 Proxy Materials a proposal and supporting statement (the "Proposal") mandating that the Company repurchase one million of its outstanding shares of common stock in a 12-month period, subject to certain conditions. A copy of the Proposal and related correspondence is enclosed with this letter.

The Company proposes to omit the Proposal from its 2003 Proxy Materials for the following reasons:

1. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

2. The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

3. The Proposal is excludable under Rule 14a-8(i)3) because it is contrary to Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials.

The Proposal Relates to the Company's Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a registrant may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998; modified May 26, 1998). In this Release, the Commission summarized the principal considerations in the Division of Corporation Finance's application of the ordinary business exclusion:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . .
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The decision whether to repurchase shares of the Company's outstanding stock is an integral part of the Company's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a corporation's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the Company's Board of Directors. The decision to repurchase its shares and when to do so involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Further, such a decision requires specific, detailed knowledge about the Company's financial forecasts and business plans, information which is not generally available to shareholders. The Proposal does not reserve any discretion to the Board of Directors of the Company, which has ready access to such information and the duty to assess and render an informed decision regarding the ramifications to the Company of any proposed stock repurchase program. For all of the foregoing reasons, it would be inappropriate for shareholders to take action on this subject.

The Staff has consistently taken the position that a shareholder proposal requiring a corporation to make purchases of its outstanding shares is a matter related to the conduct of its ordinary business operations and therefore excludable under Rule 14a-8(i)(7). *See* Cleco Corporation (January 21, 2003) (proposal to redeem shares of preferred stock); Lucent Technologies (November 16, 2000) (proposal for share repurchase program); Ford Motor Company (March 28, 2000) (proposal for share repurchase program); The LTV Corporation (February 15, 2000) (proposal for program to repurchase common stock); Food Lion, Inc. (February 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased); The Clothestime, Inc. (March 13, 1991) (proposal to repurchase common stock in the open market); Chevron Corporation (February 15, 1990) (proposal to repurchase common stock in the open market); and Research-Cottrell, Inc. (December 31, 1986) (proposal to repurchase common stock in open market or block transactions). *See also* Apple Computer, Inc. (March 3, 2003) (proposal relating to management requirements for corporation's share repurchase program); Pfizer Inc. (February 7, 2003) (proposal to limit buyback of shares within specified limits); and Ford Motor Company (March 26, 1999) (proposal to amend corporation's bylaws to require that it not repurchase its common stock except under certain circumstances).

Because the Proposal relates to and mandates the repurchase of shares of the Company's outstanding stock, the Proposal should be omitted from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Proposal is Not Proper for Action by Shareholders under Delaware Law (Rule 14a-8(i)(1))

Rule 14a-8(i)(1) states that a shareholder proposal may be excluded from a company's proxy materials if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated under the General Corporation Law of the State of Delaware (the "DGCL"). Section 141(a) of the DGCL states that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless otherwise provided under the DGCL or the company's certificate of incorporation. Delaware law does not authorize decisions on share repurchases to be made by shareholders or anyone other than the Company's Board of Directors. Further, no provision of the Company's certificate of incorporation assigns authority to make decisions on share repurchases to the shareholders; the authority to make such decisions is therefore left exclusively to the Company's Board of Directors.

The Proposal would require actions to be taken that are reserved to the judgment of the board of directors under Delaware law and are improper to be made by the shareholders of the Company. Therefore, the Proposal may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1).

The Proposal Contains False or Misleading Statements (Rule 14a-8(i)(3) and Rule 14a-9).

Finally, the Proposal is contrary to Rule 14a-9 which prohibits false or misleading statements in proxy materials, and therefore may properly be omitted from the 2003 Proxy Materials under Rule 14a-8(i)(3). The Staff has concurred that a company could properly exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.* The Swiss Helvetia Fund, Inc. (March 6, 2001); Comshare, Incorporated (August 23, 2000); and General Magic, Inc. (May 1, 2000). The Staff also has concurred that a company could properly exclude portions of shareholder proposals and supporting statements from its proxy materials where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.*, Peoples Energy Corporation (November 3, 2002); Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 5, 2001); National Fuel Gas Company (November 18, 1999); and CCBT Bancorp, Inc. (April 20, 1999).

The Company believes the Proposal violates Rule 14a-9 because it is materially false and misleading, including in the following respects:

1. Proponent's supporting statement would mislead shareholders into thinking that the share repurchase program will necessarily be in their "best interests" and immediately have the stated results. Those results would not necessarily follow from the proposed repurchase program and Proponent offers no evidence for his assertions. For example, in the supporting statement Proponent states that the repurchase program will have the "likelihood of a greater price per share in the event Medstone is acquired by another entity." In fact, potential acquirors might find Medstone having higher cash reserves to be more valuable to them than a higher book value per share or other effects of the required stock repurchases. Medstone's earnings and cash flow per share also may not necessarily increase due to the cash repurchases if alternative uses of the cash funds would result in greater income or cash flow to the Company. In addition, the repurchases would not necessarily "improve liquidity" if the use of the Company's funds for that purpose was seen by potential stock buyers as detrimental to the Company's overall business plan or value and therefore had a negative effect on demand for the Company's stock.

2. The Proposal is also confusing as to how the repurchases over twelve months are to be accomplished in relation to the stated conditions. For example, the repurchase is to take place "provided that the sum of cash plus marketable securities does not fall below $4 million . . . ." The Proposal is unclear whether a partial repurchase may be accomplished, expiring once the proviso occurs, or whether the Company must only repurchase the full one million shares. Further, the Proposal indicates that shares "can be purchased below the book value per share most recently reported by the Company in its public filings." The Proposal fails to clarify whether the book value is the one contained in the most recent filing before the date of the 2003 Annual Meeting, or whether the reference book value will be changed by subsequent filings.

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2003 Proxy Materials under any or all of Rule 14a-8(i)(7), Rule 14a-8(i)(1) or Rule 14a-8(i)(3). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted is respectfully requested.

In the event the Staff disagrees with any conclusion expressed in this letter, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its formal response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the 2003 Proxy Materials.

If you should have any questions or comments, please contact the undersigned at (949) 717-3000. We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,



Jon E. Jensen
for Call, Jensen & Ferrell,
a Professional Corporation

Enclosures – Shareholder Proposal and Correspondence

cc: Mr. Michael M. Berns (By Federal Express)
Medstone International, Inc.

PROPOSED SHAREHOLDER RESOLUTION

"THE COMPANY SHALL (DURING THE NEXT 12 MONTHS), SUBJECT TO COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS, REPURCHASE ONE MILLION OF ITS COMMON SHARES IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, PROVIDED THAT THE SUM OF CASH PLUS MARKETABLE SECURITIES DOES NOT FALL BELOW $4 MILLION, AND SUCH SHARES CAN BE PURCHASED BELOW THE BOOK VALUE PER SHARE MOST RECENTLY REPORTED BY THE COMPANY IN ITS PUBLIC FILINGS."

SHAREHOLDER SUPPORTING STATEMENT

Given the current (January 2003) depressed share value of Medstone International common shares, and the strong liquidity position of the company, it is self-evident that a major share repurchase program would be in the best interests of shareholders. The current market value of Medstone is less than 50% of the accounting book value per share.

A substantial reduction in common shares outstanding resulting from the repurchase of shares below book value would offer Medstone shareholders the following immediate benefits:

1. Increased earnings and cash flow per share.
2. An increase in book value per share.
3. Improved liquidity for those shareholders who may wish to sell their investment in Medstone.
4. The likelihood of a greater price per share in the event Medstone is acquired by another entity.

Michael M. Berns
1617 Emerald Bay
Laguna Beach, Ca. 92651

January 30, 2003

Mr. Mark Selawski
Medstone International, Inc.
100 Columbia Suite 100
Aliso Viejo, CA. 92656-4114

Dear Mr. Selawski:

Enclosed is revised shareholder resolution and broker confirmation that I have owned more than $2,000 of Medstone common shares for several years. I will hold more than $2,000 of such Medstone common shares through the next Annual Shareholder Meeting.

Sincerely,



Michael M. Berns

SHAREHOLDER RESOLUTION: THE COMPANY SHALL (DURING THE NEXT 12 MONTHS), SUBJECT TO COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS, REPURCHASE ONE MILLION OF ITS COMMON SHARES IN THE OPEN MARKET OR IN PRIVATE ~~TRANSACTIONS~~ TRANSACTIONS, PROVIDED THAT THE SUM OF CASH PLUS MARKETABLE SECURITIES DOES NOT FALL BELOW $4MILLION, AND SUCH SHARES CAN BE PURCHASED BELOW THE ~~REPORTED~~ BOOK VALUE PER SHARE MOST RECENTLY REPORTED BY THE COMPANY IN ITS PUBLIC FILINGS.

Given the current (January 2003) depressed share value of Medstone, International common shares, and the strong liquidity position of the company, it is self-evident that a major share repurchase program would be in the best interests of shareholders. The current market value of Medstone is less than 50% of the accounting book value per share.

A substantial reduction in common shares outstanding resulting from the repurchase of shares below book value would offer Medstone shareholders the following immediate benefits:

1. Increased earnings and cash flow per share.
2. An increase in book value per share.
3. Improved liquidity for those shareholders who may wish to sell their investment in Medstone.
4. The likelihood of a greater price per share in the event Medstone is acquired by another entity.



UBS PaineWebber Inc.
26522 La Alameda
Suite 300
Mission Viejo, CA 92691-9973
949 364 7802
949 582 6785 fax
800 809 6353
michael.thompson@ubspw.com

Mike Thompson
Senior Vice President · Investments
Senior Retirement Planning Consultant

January 31, 2003

Mr. Mark Selawski
Medstone International
100 Columbia Suite 100
Aliso Viejo CA 92656-4114

Dear Mr. Selawski,

Mr. Mike Berns has owned and held at least $2,000 of Medstone International at UBS PaineWebber since 08/25/93.

Please call if you have any additional questions 949-364-7802.

Sincerely,

Mike Thompson
Senior Vice President-Investments

Mark Selawski

From: MBerns1037@aol.com

Sent: Thursday, January 30, 2003 10:31 PM

To: mark@medstone.com

Subject: Reply to your letter dated January 29, 2003

Dear Mr. Selawski:

I am in receipt of your letter dated January 29, 2003 and received on the afternoon of January 30. Under seperate cover and via fax, I will deliver a statement from Paine Webber that I have owned common shares of Medstone, International, Inc., valued in excess of $2,000 for several years. I will include in this fax and correepondence a redlined copy of my Shareholder Resolution, which should now be in compliance with all laws. This email confirms that I will hold the shares of Medstone represented above through the conclusion of the Shareholders Annual Meeting.

Sincerely, Michael M. Berns



100 Columbia • Suite 100
Aliso Viejo, CA 92656-4114
949-448-7700
Corporate FAX 949-448-7880
Marketing FAX 949-448-7882

Via Federal Express

January 29, 2003

Mr. Michael Berns
1617 Emerald Bay
Laguna Beach, CA 92651

Dear Mr. Berns,

In order to comply with Federal Securities laws, we are writing to you in response to the email that you sent David Radlinski as a shareholder resolution to be included on the Company's Proxy Statement for its 2003 Annual Shareholder Meeting.
Under Rule 14a-8, we are requesting two items of information. We request that you provide a statement from a broker or bank providing proof of continuous ownership of common stock of Medstone International, Inc. valued at $2,000 or greater for a period of one (1) year prior to the date of your request, i.e. from January 21, 2002 through January 21, 2003.
Also, we will require you to send us a letter confirming that you will continue to hold common stock of Medstone International, Inc. represented above through the conclusion of the Annual Shareholder Meeting.
Correspondence regarding the above items must be received no later than February, 4, 2003 to be considered timely.
At this time, on the advice of our legal counsel, we must also inform you that the proposal as written and tendered to the Company is not in compliance with Securities laws, and you must re-write and re-submit your proposal for inclusion in the Company's Proxy Statement.
Thank you for your interest in Medstone International, Inc. and we will await your response.

Sincerely,

Mark Selawski
Vice President – Finance &
Chief Financial Officer

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

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(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

David Radlinski

From: MBerns1037@aol.com

Sent: Sunday, January 26, 2003 6:22

To: david@medstone.com

Subject: Common Shares of Medstone

I own and control the following shares of Medstone, as of Jan 24,2003:

In my living trust (PaineWebber and Schawb)	110,900
In a Grantor Retained Annuity Trust	1,000
In a Charitable Remainder Trust	4,000
In a Corp Profit Sharing Plan	19,000

In addition, my wife owns approximately 7,000 shares.

Please let me know if you would like to receive written confirmation from the brokerage firms. If you prefer, I can fax you last years proxies, and the number of shares will be pretty close. Much of the stock was purchased nearly 10 years ago.

Best regards,

Michael M. Berns

SHAREHOLDER RESOLUTION: THE COMPANY SHALL (DURING THE NEXT 12 MONTHS) REPURCHASE ONE MILLION OF ITS COMMON SHARES IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS PROVIDED THE SUM OF CASH PLUS MARKETABLE SECURITIES DOES NOT FALL BELOW $4MILLION, AND SUCH SHARES CAN BE PURCHASED BELOW REPORTED BOOK VALUE.

Given the current (January 2003) depressed share value of Medstone, International common shares, and the strong liquidity position of the company, it is self-evident that a major share repurchase program would be in the best interests of shareholders. The current market value of Medstone is less than 50% of the accounting book value per share.

A substantial reduction in common shares outstanding resulting from the repurchase of shares below book value would offer Medstone shareholders the following immediate benefits:

1. Increased earnings and cash flow per share.
2. An increase in book value per share.
3. Improved liquidity for those shareholders who may wish to sell their investment in Medstone.
4. The likelihood of a greater price per share in the event Medstone is acquired by another entity.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medstone International, Inc.
Incoming letter dated April 2, 2003

The proposal mandates that the company shall "repurchase one million of its common shares in the open market or in private transactions, provided that the sum of cash plus marketable securities does not fall below $4 million, and such shares can be purchased below the book value per share."

There appears to be some basis for your view that Medstone may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., implementing a share repurchase program). Accordingly, we will not recommend enforcement action to the Commission if Medstone omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Medstone relies.

Sincerely,



Grace K. Lee
Special Counsel